                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-67324

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 13, 2001)

                                6,135,664 SHARES

[POGO PRODUCING COMPANY LOGO]
                                POGO PRODUCING COMPANY
                                  COMMON STOCK

                             ----------------------

     Pogo shareholders are selling all of the shares. Pogo will not receive any of the proceeds from the sale of the shares by the selling shareholders.

     The shares trade on the New York Stock Exchange under the symbol "PPP." On November 1, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $27.06 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                             ----------------------

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Public offering price.......................................    $25.50    $156,459,432
Underwriting discount.......................................    $1.147      $7,037,607
Proceeds, before expenses, to the selling shareholders......   $24.353    $149,421,825

     The underwriters may also purchase up to an additional 920,349 shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about November 7, 2001.

                             ----------------------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.

                             ----------------------

          The date of this prospectus supplement is November 1, 2001.

[POGO PRODUCING COMPANY LOGO]                             POGO PRODUCING COMPANY

     Map of the world entitled "World Ventures" showing enlargements of five geographic regions in which we explore for oil and gas (clockwise from top left): Wyoming; Hungary; Gulf of Thailand; Coastal Onshore and Gulf of Mexico offshore; and New Mexico and Texas.

     Graph entitled "Consistent Reserves Growth" with Bcfe from zero to 1,479 on y-axis and years 1991 to 2000 and 2000 pro forma for the acquisition of North Central on the x-axis, with North America Reserves illustrated in blue and Thailand Reserves illustrated in tan.

                     TOTAL RESERVES
          THAILAND    FOR THAILAND
          RESERVES     AND NORTH
   YEAR   IN BCFE       AMERICA
   ----   --------   --------------
   1991          0         315
   1992         26         342
   1993         66         403
   1994        103         446
   1995        245         599
   1996        273         659
   1997        358         751
   1998        371         845
   1999        373         847
   2000        375         942
   2000        375       1,479 (pro forma for the acquisition of North Central

     Bar chart entitled "Average Production Profile" with net equivalent barrels per day in thousands from zero to 80 on the y-axis and years 1990 to 2000, and time periods 2001 Q1 and 2001 Q2/Q3 on the x-axis, with Oil, Condensate and Plant Products shown in green and Natural Gas shown in red and with percentages illustrated for 1990 (28% Oil, Condensate & Plant Products, 72% Natural Gas), 2000 (50% Oil, Condensate & Plant Products, 50% Natural Gas) and 2001 Q2/Q3 (43% Oil, Condensate & Plant Products, 57% Natural Gas).

                    TOTAL PRODUCTION
                    IN NET EQUIVALENT
                     BARRELS PER DAY
YEAR                  IN THOUSANDS
----               -------------------
1990                     24.8
1991                     25.1
1992                     27.4
1993                     26.8
1994                     37.5
1995                     34.0
1996                     32.1
1997                     49.1
1998                     44.7
1999                     41.7
2000                     55.4
2001 Q1                  59.0
2001 Q2/Q3               75.1

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                   PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...............................   S-2
  About Pogo Producing Company..............................   S-2
  Competitive Strengths.....................................   S-4
  Business Strategy.........................................   S-5
  The Offering..............................................   S-5
  Summary Historical Financial and Operating Data...........   S-6
Forward-Looking Statements..................................   S-8
Price Range of Common Stock and Dividends...................   S-9
Selling Shareholders........................................   S-9
Underwriting................................................  S-14
Legal Matters...............................................  S-16
Experts.....................................................  S-16
Commonly Used Oil and Gas Terms..................Inside back cover
                         PROSPECTUS
About This Prospectus.......................................     i
About Pogo Producing Company................................     1
Risk Factors................................................     2
Forward-Looking Statements..................................     8
Use of Proceeds.............................................     8
Selling Shareholders........................................     8
Trading Limitations and Restrictions........................    11
Plan of Distribution........................................    12
Legal Matters...............................................    13
Experts.....................................................    14
Where You Can Find More Information.........................    14

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, the selling shareholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling shareholders are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters' overallotment option. You should pay special attention to the "Risk Factors" section beginning on page 2 of the accompanying prospectus before you make an investment decision.

                          ABOUT POGO PRODUCING COMPANY

     Pogo is an independent oil and gas exploration and production company with a well-balanced portfolio of domestic and international properties. Over the 31 years of our existence, Pogo has established a proven track record of growth through exploration and acquisition. On March 14, 2001, we acquired North Central Oil Corporation, a privately held oil and gas company, for consideration of 12,615,816 shares of Pogo common stock, $344,711,000 in cash and the assumption of $78,600,000 in debt. The North Central acquisition added 537.2 Bcfe to complement Pogo's existing reserves base and provides Pogo with new core areas with growth potential. The Pogo common stock being offered through this prospectus are some of the shares that were paid as consideration in the North Central transaction. In this discussion about Pogo, terms such as "we", "our" and "us" refer to Pogo and its subsidiaries.

     Our proven hydrocarbon reserves have increased each year since 1991, principally through exploration and development of our properties and, to a lesser extent, selective corporate acquisitions, such as the acquisition of North Central, and the acquisition of producing properties in our core areas. An important measure of our success is our record for replacing the oil and gas which we produce each year. The charts on the inside front cover illustrate the areas in which we operate and our successful track record in increasing our reserves and oil and gas production.

     During the third quarter of 2001, our properties produced approximately 56% natural gas and 44% liquids. Currently, approximately 75% of our proved reserves are located in North America and approximately 25% are located in the Kingdom of Thailand. We concentrate our exploration efforts in areas where we believe that our technical and operating expertise, competitive acreage position, or ability to quickly take advantage of new opportunities offers us the possibility of superior rates of return. We currently have five significant operating areas:

     - GULF OF MEXICO -- we have explored for oil and gas and owned leases in the outer continental shelf area of the Gulf of Mexico since the first federal government lease sale over 30 years ago. We currently have interests in 86 lease blocks offshore Louisiana and Texas. Most of our current offshore production is concentrated in five producing areas, principally off the Louisiana coast. We expect the following three large new projects to begin producing oil and gas by the end of the year.

        - MAIN PASS BLOCKS 61/62 FIELD, which we operate and own 100%, is one of the largest oil discoveries on the U.S. continental shelf in recent years. We plan to complete two large capacity platforms, plus related wells and water injection facilities, one by the end of this year and the other by year-end 2002.

        - MISSISSIPPI CANYON BLOCKS 661/705 FIELD, which we also operate and have an ownership interest that varies between 50% and 100%, is currently projected to come on-stream in the fourth quarter of 2001 after we finish the tie-in of two wells to a subsea completion.

        - EWING BANK BLOCK 871 FIELD, in which we own a 50% working interest, has three wells and two subsea completions completed. Final facilities construction is scheduled to be completed in the fourth quarter of 2001 with first production expected by the end of the year.

      Pogo expects significant new oil and natural gas production in 2002 and 2003 from these fields.

     - MADDEN FIELD -- we own between 10% and 13% of the federal units within the large Madden Field in the Wind River Basin of Wyoming, which, net to our interest, contain over 192 Bcfe of proved reserves. This field consists of two distinct pay zones. The shallower zone consists of productive intervals in the Lance, Fort Union, Mesaverde and Cody formations, while the deeper zone, located at depths of more than 25,000 feet, consists of the prolific Madison formation. During the third quarter, Pogo and its industry partners drilled three successful wells in the upper zone, and a fourth well is currently drilling to this objective. Simultaneously, two giant rigs are drilling to the deeper Madison formation. These two deep wells should reach their objectives in April and July of 2002, respectively.

     - PERMIAN BASIN -- we own interests in approximately 191,000 gross (131,000 net) acres in the Southeastern New Mexico and West Texas portions of the Permian Basin. Commencing in late 1989 and continuing through September 30, 2001, we and our partners drilled 476 wells in the Permian Basin area, including six in the third quarter of 2001. During this 12-year period, 96% of the wells drilled were completed as productive. We have generally achieved rapid cost recovery on our Permian Basin wells because of relatively low capital costs and high initial rates of production. According to the most recently published annual figures, we are the seventh largest producer of crude oil in the State of New Mexico.

     - GULF COAST ONSHORE -- we currently own interests in 215,430 gross (123,059 net) acres in Louisiana and Texas, including approximately 31,000 gross acres in the Los Mogotes and Hundido Fields, located in South Texas, and 17,000 gross acres in the Thibodaux, Louisiana project area, all of which we operate.

        - In the LOS MOGOTES FIELD, where we have a 65% working interest, we recently completed two successful wells and currently are operating three rigs, with a fourth rig scheduled to begin drilling in late October 2001.

        - In our HUNDIDO FIELD, where we have a 99% working interest, we recently completed an eight well drilling program with no dry holes.

        - Our THIBODAUX, LOUISIANA project area is based on a 17,000 acre state-of-the-art 3-D seismic survey that we recently acquired. We have drilled three successful wells without a dry hole in this area and we are currently drilling another well.

      We currently expect production from our Gulf Coast onshore properties to rise as a result of production from our newly drilled wells and our active drilling program that we have planned for the fourth quarter of this year.

     - KINGDOM OF THAILAND -- we own a 47% working interest in a 714,000 gross acre Block B8/32 concession license in the Gulf of Thailand that includes the Benchamas, Tantawan, Maliwan and Jarmjuree Fields. During the third quarter of 2001, our net share of sales from the Benchamas and Tantawan Fields was 63.2 MMcf per day of natural gas and 16,310 Bbls per day of liquids. As a result of a preliminary agreement that we recently reached with PTT Public Company Limited, the purchaser of Pogo's natural gas production in Thailand, Pogo anticipates that its natural gas volumes could increase over the next several months by 15 to 30 MMcf per day. During the third quarter, Pogo and its industry partners continued to enhance the crude oil capabilities of Block B8/ 32. Development drilling resulted in seven new producing wells in the "A" platform area of Benchamas Field. Five new platforms have been constructed and are en route to the Benchamas Field. When fitted with platform decks, drilled and connected, at least four dozen new wells will begin producing by about mid-year 2002. Meanwhile, the jacket and deck for the first Maliwan Field production platform are in place and drilling is now underway. Initial production is expected from the Maliwan Field in early November 2001. We believe that significant exploratory potential may still exist on the concession. For example, an important exploration discovery that was drilled during the third quarter, the Jarmjuree No. 8 well located in the northernmost portion of our

123,000-acre Jarmjuree Field production license area, logged approximately 210 feet of net pay, of which approximately 99 feet are crude oil, and the balance is natural gas.

     In addition to these core operating areas, Pogo is exploring the potential of our approximately 778,000 acre exploration license located on two blocks in Hungary's prospective Pannonian Basin. We have acquired approximately 140,000 acres of proprietary 3-D seismic data on our license within the last year using state-of-the-art acquisition and processing techniques. Processing of the seismic data is still underway on this complex structural area with initial interpretation of the data indicating a number of promising preliminary leads. Pogo currently expects that it will devote much or all of 2002 to carefully evaluating the 3-D seismic and other data available to us.

                             COMPETITIVE STRENGTHS

     We believe we are well positioned to continue to build upon our historical success by capitalizing on our strengths, including the following:

     - We have a diversified portfolio of core properties. We benefit from a portfolio of existing properties that provides geographic diversification while being of sufficient size and potential to enable us to concentrate our resources and regional expertise. This portfolio of core properties permits us to maintain a focused exploration and development program by using the substantial geological and operating expertise that we have gained over years of operating in these areas. We also use our experience to evaluate new opportunities in areas with similar characteristics.

     - Our existing properties have significant further potential. We believe that our existing properties have significant further potential for increased production and the discovery of additional reserves. We currently expect to spend approximately $385,000,000 during 2001 to develop our existing properties, including drilling approximately 139 gross wells and the installation of over $138,000,000 in net platforms, pipelines and other production facilities.

     - We try to maintain a balanced risk profile. We try to manage our risk exposure by maintaining a prudent level of participation in our projects. We prefer to operate properties where we believe that our working interest percentage, expertise or ability to control the timing or cost of a project provides a competitive advantage to us and our partners. Currently, we operate all or a portion of 30 of the 86 lease blocks in which we own interests in the Gulf of Mexico. On properties where we are not the operator, we try to have a meaningful working interest so that we can influence operating and development decisions. Generally, we try to obtain a higher level of participation in projects that we view as having potentially high rates of return and relatively low anticipated exploration and development costs, such as our operations in Southeastern New Mexico. Conversely, we will generally seek a lower level of participation in projects that have high drilling or development costs, a long lead time until production can come onstream, or wells that are unusually deep or are considered high risk, such as in the Madden Field.

     - We possess significant technical expertise. We have an experienced staff of engineers and geoscientists that comprise over 40% of our total full-time personnel. Our personnel's expertise, augmented by data from over 832 gross wells drilled since December 31, 1993, more than 8,200,000 acres of 3-D seismic data, creates a knowledge base which we use to establish our drilling priorities and associated capital budget.

                               BUSINESS STRATEGY

     Our business strategy is to maximize profitability and shareholder value by:

     - increasing hydrocarbon production levels, leading to increased revenues, cash flow and earnings;

     - replacing and expanding our proven hydrocarbon reserves base;

     - maintaining appropriate levels of debt and interest expense, and controlling overhead and operating costs; and

     - expanding exploration and production activities into new and promising geographic areas consistent with our expertise.

                             ----------------------

                                  THE OFFERING

Common stock offered by the
selling shareholders..........   6,135,664 shares. The selling shareholders have
                                 also granted the underwriters an option to purchase 920,349 additional shares to cover overallotments.

Selling shareholders..........   All of the shares are being offered by persons
                                 and entities that received shares in connection with our acquisition of North Central Oil
                                 Corporation in March 2001, or by their
                                 transferees.

Common stock outstanding as of
September 30, 2001............   53,634,752 shares

Use of proceeds...............   Pogo will not receive any of the proceeds from
                                 the offering.

New York Stock Exchange
symbol........................   PPP

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following table presents summary financial data derived from our consolidated financial statements and summary operating data. This summary is qualified in its entirety by the detailed information and financial statements of Pogo included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                                        NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                             ------------------------------------------------------   ---------------------
                               1996       1997       1998       1999        2000        2000        2001
                             --------   --------   --------   --------   ----------   --------   ----------
                                (EXPRESSED IN THOUSANDS, EXCEPT FOR RATIOS, PER SHARE AND UNIT AMOUNTS)
INCOME AND CASH FLOWS
  STATEMENT DATA:
Total revenues.............  $203,977   $286,300   $202,803   $275,116   $  497,991   $338,020   $  482,791
Net income (loss)(a).......  $ 32,760   $ 37,116   $(43,098)  $ 22,134   $   87,255   $ 51,356   $   86,528
Net income (loss) per
  common share(a)
  Basic....................  $   0.99   $   1.11   $  (1.14)  $   0.55   $     2.16   $   1.28   $     1.72
  Diluted..................  $   0.95   $   1.06   $  (1.14)  $   0.55   $     1.95   $   1.18   $     1.57
Cash dividends per common
  share....................  $   0.12   $   0.12   $   0.12   $   0.12   $     0.12   $   0.09   $     0.09
Net cash provided by
  operating activities.....  $ 92,898   $150,732   $ 70,929   $ 68,757   $  239,059   $181,031   $  301,421
BALANCE SHEET DATA (AT
  PERIOD END):
Working capital
  (deficit)................  $  6,671   $  9,099   $(22,112)  $  4,160   $  108,243   $111,580   $  157,729
Total assets...............  $479,242   $676,617   $862,396   $948,193   $1,083,522   $997,316   $2,432,421
Long-term debt.............  $246,230   $348,179   $434,947   $375,000   $  365,000   $365,000   $  756,992
Trust preferred
  securities...............  $     --   $     --   $     --   $144,751   $  144,913   $144,856   $  145,023
Shareholders' equity.......  $107,282   $146,106   $249,660   $268,512   $  358,271   $327,128   $  834,013
Common shares
  outstanding..............    33,306     33,537     40,121     40,264       40,644     40,521       53,635
PRODUCTION DATA:
Net daily average and
  weighted average price
  Natural gas
    Mcf per day............   107,700    181,700    159,000    141,600      164,600    166,000      233,700
    Price per Mcf..........  $   2.40   $   2.39   $   2.00   $   2.15   $     3.16   $   2.77   $     4.00
  Crude oil and condensate
    Bbls per day...........    11,968     15,927     15,775     16,036       25,788     25,459       29,036
    Price per Bbl..........  $  22.12   $  19.37   $  12.97   $  18.76   $    28.92   $  28.25   $    26.09
  Total liquids
    hydrocarbons(b)
    Bbls per day...........    14,141     18,851     18,197     18,112       27,929     27,615       30,812
Total production(Mcfe per
  day)(c)..................   192,546    294,806    268,182    250,272      332,174    331,690      418,572

                                                       AT DECEMBER 31,                        PRO FORMA AT
                                    ------------------------------------------------------    DECEMBER 31,
                                      1996       1997       1998       1999        2000         2000(d)
                                    --------   --------   --------   --------   ----------    ------------
RESERVE DATA:
Proved reserves:
  Natural gas (MMcf)..............   360,944    401,488    440,169    374,698      369,983       846,419
  Liquids (Mbbls)(b)..............    49,602     58,164     67,510     78,776       95,321       105,448
    Total proved reserves
      (MMcfe).....................   658,556    750,472    845,229    847,354      941,909     1,479,107
Reserves outside of North America
  (% of total)....................        42%        48%        44%        44%          40%           25%
Reserve replacement ratio(e)......       187%       188%       200%       102%         177%          220%
Reserve life (years)(f)...........       9.6        7.2        8.9        9.2          7.7           8.9

---------------

(a) Net income for 1996 is after an extraordinary loss from the early extinguishment of debt of $821,000, or $0.02 per share. Net income for the 2000 periods are after a charge for the cumulative effect of a change in accounting principle of $1,768,000, or $0.04 per share.

(b)  Includes crude oil, condensate and natural gas liquids.

(c)  1 Bbl of crude oil equals 6 Mcf of natural gas equivalent (Mcfe).

(d) Pro forma assuming that the acquisition of North Central took place on December 31, 2000. The reserve replacement ratio is computed based on the combined net annual production of Pogo and North Central for the year ended December 31, 2000.

(e) Total reserve additions for the year, including revisions and net of property sales, divided by annual production.

(f)  Total proved reserves at year-end divided by annual production.

                           FORWARD-LOOKING STATEMENTS

     Certain of the statements contained or incorporated by reference in this prospectus supplement are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. If a statement is not a statement of historical fact then it is a forward-looking statement. You can identify a forward-looking statement by our use of the words "anticipate," "estimate," "expect," "may," "believe," "objective," "projection," "forecast," "goal," and similar expressions. These forward-looking statements include our statements regarding the timing of future events, the anticipated future operations of Pogo and our subsidiaries and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause Pogo's actual results to differ materially from our expectations in cautionary statements made in this prospectus supplement and in other filings by Pogo with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to Pogo or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Pogo's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in or incorporated by reference in this prospectus supplement and the accompanying prospectus. These factors include:

     - the cyclical nature of the oil and natural gas industries;

     - our ability to successfully and profitably find and produce oil and gas;

     - uncertainties associated with the United States and worldwide economies;

     - current and potential governmental regulatory actions in countries where Pogo owns an interest;

     - substantial competition from larger companies;

     - Pogo's ability to implement cost reductions;

     - operating interruptions (including leaks, explosions, fires, mechanical failure, unscheduled downtime, transportation interruptions, and spills, releases and other environmental risks);

     - fluctuations in foreign currency exchange rates in areas of the world where Pogo owns an interest, particularly Southeast Asia;

     - our ability to successfully integrate the operations and assets of North Central; and

     - covenant restrictions in Pogo's indebtedness.

Many of those factors are beyond Pogo's ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels.

     All subsequent written and oral forward-looking statements attributable to Pogo and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus supplement and in the accompanying prospectus.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The following table shows the high and low sales prices for Pogo common stock for the periods shown in the table. It also shows the per share cash dividends declared in those periods by Pogo.

                                                                                CASH
                                                                              DIVIDENDS
CALENDAR YEAR                                             HIGH       LOW      DECLARED
-------------                                           --------   --------   ---------
1998
  First quarter.......................................  $  34.00   $  26.50     $.03
  Second quarter......................................     34.69      21.50      .03
  Third quarter.......................................     25.88      11.63      .03
  Fourth quarter......................................     17.13       9.81      .03
1999
  First quarter.......................................  $  14.50   $   8.94     $.03
  Second quarter......................................     21.38      11.94      .03
  Third quarter.......................................     23.44      18.13      .03
  Fourth quarter......................................     21.00      15.63      .03
2000
  First quarter.......................................  $  28.75   $  18.38     $.03
  Second quarter......................................     29.75      21.13      .03
  Third quarter.......................................     29.44      18.00      .03
  Fourth quarter......................................     33.19      22.50      .03
2001
  First quarter.......................................  $  34.50   $  25.00     $.03
  Second quarter......................................     31.10      23.02      .03
  Third quarter.......................................     26.89      21.90      .03
  Fourth quarter (through November 1, 2001)...........     29.23      22.20      .03

     On November 1, 2001, the latest date available before we printed this document, Pogo common stock closed at $27.06 per share. WE ENCOURAGE YOU TO OBTAIN CURRENT MARKET PRICE QUOTATIONS FOR POGO COMMON STOCK.

                              SELLING SHAREHOLDERS

     In March 2001, we completed the acquisition of North Central through the merger of its parent company, NORIC Corporation, into Pogo. In connection with the merger, we paid $344,711,000 in cash to the former shareholders of NORIC, issued them 12,615,816 shares of our common stock, and assumed approximately $78,600,000 of North Central's debt.

     In a registration rights agreement we entered into with the former shareholders of NORIC in connection with the merger, we agreed that we would register for resale under the Securities Act of 1933 the 12,615,816 shares of common stock received by them in the merger. This prospectus supplement covers the offer and sale of 6,135,664 shares of our common stock by the former NORIC shareholders and certain of their transferees named in the table below, as well as the 920,349 shares that are subject to the underwriters' overallotment option.

     In the registration rights agreement, we have agreed to indemnify the selling shareholders against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus supplement or the accompanying prospectus, other than liabilities arising from information supplied by the selling shareholders for use in the registration statement, this prospectus supplement or the accompanying prospectus. Each selling shareholder, severally but not jointly, has agreed in the registration rights agreement to indemnify us against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement or in this prospectus supplement or the accompanying prospectus to the extent that the misstatements or omissions were made in reliance upon written information furnished to us by that selling shareholder expressly for use in the registration statement, this prospectus supplement or the accompanying prospectus. The indemnification by each selling shareholder is limited to the proceeds received by that shareholder from the sale of shares of common stock in this offering.

     In the registration rights agreement, we have also agreed to pay the costs and fees of registering the shares of common stock covered by the accompanying prospectus, but the selling shareholders have agreed to pay the underwriting discounts and commissions or brokerage commissions incurred in connection with the sale of the shares and the fees and expenses of their counsel.

     Under a standstill and voting agreement, the former NORIC shareholders have agreed not to acquire any additional shares of our common stock and not to propose any merger, tender or exchange offer, restructuring or other business combination involving Pogo. The standstill and voting agreement also provides that the former NORIC shareholders will not participate in any election contest with respect to Pogo and will vote all their Pogo shares either in accordance with the recommendation of the board of directors, or in equal proportion to the votes cast by other Pogo shareholders. The standstill and voting agreement further provides that, except as provided in the registration rights agreement, the former NORIC shareholders will transfer their shares only to a person who will own, after the transfer, less than 5% of Pogo's voting securities. The shares sold in this offering will no longer be subject to these restrictions when sold to a person other than a party to this standstill and voting agreement.

     The selling shareholders have held no position or office with Pogo and have had no material relationship with us or with any of our predecessors or affiliates within the past three years except for their ownership of shares of our common stock and the contractual relationships provided in the registration rights agreement and the standstill, voting and indemnification arrangements described herein, and except for positions that certain of the selling shareholders held as officers or directors of NORIC or its subsidiaries prior to the merger.

     Under the registration rights agreement and related standstill and voting agreement, public sales by the selling shareholders are generally limited to an aggregate of 1,000,000 shares during any period of 90 consecutive days through September 10, 2002. This limitation does not apply to shares sold in this offering or any subsequent offering under which the selling shareholders are entitled to exercise "piggyback" registration rights. See "Trading Limitations and Restrictions" in the accompanying prospectus. As described below under "Underwriting -- No Sales of Similar Securities," the selling shareholders have also agreed, with certain exceptions, not to directly or indirectly sell any of our common stock without the consent of Merrill Lynch for 90 days from the date of this prospectus supplement.

     The following table presents the name of each selling shareholder, the number of shares of common stock and percentage of total outstanding shares that each selling shareholder owned prior to the offering, the number of shares of common stock offered for resale by each selling shareholder in this offering, and the number of shares of common stock and percentage of total outstanding shares that will be owned by each selling shareholder upon completion of this offering (assuming no exercise of the overallotment option). All information as to the beneficial ownership prior to this offering has been furnished by the respective selling shareholders and we have not sought to verify this information.

                                               SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                   OWNED PRIOR                               OWNED AFTER
                                                 TO THE OFFERING                             THE OFFERING
                                             -----------------------   SHARES SOLD IN   ----------------------
NAME OF SELLING SHAREHOLDER                    NUMBER     PERCENT(1)    THE OFFERING     NUMBER     PERCENT(1)
---------------------------                  ----------   ----------   --------------   ---------   ----------
Robert G. Goelet, Philip Goelet, Edmond de
  La Haye Jousselin, John H. Manice and
  Pamela Manice, as Trustees of the Trust
  under Agreement dated August 26, 1930 for
  the benefit of Beatrice G. Manice........   1,778,554      3.32%         773,284      1,005,270      1.87%
Robert G. Goelet, Philip Goelet, Edmond de
  La Haye Jousselin, John H. Manice and
  Pamela Manice, as Trustees of the Trust
  under Agreement dated July 27, 1935 for
  the benefit of Beatrice G. Manice........     571,678      1.07%         248,555        323,123         *
Robert G. Goelet, Philip Goelet, Edmond de
  La Haye Jousselin, John H. Manice and
  Pamela Manice, as Trustees of the Trust
  under the Will of Robert Walton Goelet
  for the benefit of Beatrice G. Manice....     381,119         *          165,705        215,414         *
Alexandra C. Goelet, Philip Goelet and
  Edmond de La Haye Jousselin, as Trustees
  of the Trust under Agreement dated August
  26, 1930 for the benefit of Robert G.
  Goelet...................................   1,778,554      3.32%         773,284      1,005,270      1.87%
Alexandra C. Goelet, Philip Goelet and
  Edmond de La Haye Jousselin, as Trustees
  of the Trust under Agreement dated July
  27, 1935 for the benefit of Robert G.
  Goelet...................................     571,678      1.07%         248,555        323,123         *
Robert G. Goelet, Alexandra C. Goelet,
  Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees of the Trust under
  the Will of Robert Walton Goelet for the
  benefit of Robert G. Goelet..............     571,678      1.07%         248,556        323,122         *
Robert G. Goelet, Philip Goelet and Edmond
  de La Haye Jousselin, as Trustees of the
  Trust under Agreement dated July 27, 1935
  for the benefit of Francis Goelet........     571,678      1.07%         248,555        323,123         *
Robert G. Goelet, Philip Goelet,
  Christopher Goelet, Edmond de La Haye
  Jousselin and Robert S. Rich, as Trustees
  of the Trust under Agreement dated
  December 18, 1931 for the benefit of John
  Goelet...................................   1,333,915      2.49%         773,284        560,631      1.05%
Henrietta Goelet and Robert S. Rich, as
  Trustees of the Trust under Agreement
  dated December 17, 1976 for the benefit
  of grandchildren of John Goelet..........     444,638         *          289,982        154,656         *
Robert G. Goelet, Philip Goelet,
  Christopher Goelet, Edmond de La Haye
  Jousselin and Robert S. Rich, as Trustees
  of the Trust under Agreement dated July
  27, 1935 for the benefit of John
  Goelet...................................     571,678      1.07%         331,408        240,270         *
Robert G. Goelet, Philip Goelet,
  Christopher Goelet, Edmond de La Haye
  Jousselin and Robert S. Rich, as Trustees
  of the Trust under the Will of Robert
  Walton Goelet for the benefit of John
  Goelet...................................     476,398         *          276,173        200,225         *
RGG Limited Partnership(2).................     777,561      1.45%         338,070        439,491         *
John H. Manice.............................      70,697         *           35,389         35,308         *

                                               SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                   OWNED PRIOR                               OWNED AFTER
                                                 TO THE OFFERING                             THE OFFERING
                                             -----------------------   SHARES SOLD IN   ----------------------
NAME OF SELLING SHAREHOLDER                    NUMBER     PERCENT(1)    THE OFFERING     NUMBER     PERCENT(1)
---------------------------                  ----------   ----------   --------------   ---------   ----------
Philip Goelet, Edmond de La Haye Jousselin
  and Amelia M. Berkowitz, as Trustees of
  the Trust under Agreement dated September
  4, 1980, as amended, for the benefit of
  Anne de La Haye Jousselin................      82,755         *           35,981         46,774         *
Robert G. Manice...........................      29,499         *           16,956         12,543         *
Robert G. Manice, as custodian for Henry W.
  Manice under the New York Uniform
  Transfers to Minors Act..................       2,871         *            1,627          1,244         *
Robert G. Manice, as custodian for Emily P.
  Manice under the New York Uniform
  Transfers to Minors Act..................       2,871         *            1,627          1,244         *
Robert G. Manice, as custodian for Harriet
  W. Manice under the New York Uniform
  Transfers to Minors Act..................       2,871         *            1,627          1,244         *
Amelia M. Berkowitz........................      70,697         *           38,883         31,814         *
Pamela Manice..............................      80,602         *           45,558         35,044         *
Philip Goelet..............................     175,379         *          114,377         61,002         *
Christopher Goelet.........................     170,642         *          111,289         59,353         *
Gilbert Kerlin.............................     747,546      1.39%              --        747,546      1.39%
Windward Oil & Gas Corporation.............     590,698      1.10%         590,698             --        --
Wave Hill Incorporated(3)..................     160,000         *          160,000             --        --
Bank Street College of Education(3)........     160,000         *          160,000             --        --
Putney School(3)...........................      40,000         *           40,000             --        --
Trustees of Columbia University(3).........      60,000         *           60,000             --        --
Arthur N. Field............................      14,355         *            6,241          8,114         *
                                             ----------                  ---------      ---------
Total(4)...................................  12,290,612                  6,135,664      6,154,948
                                             ==========                  =========      =========

---------------

* Less than 1%.

(1) Based on 53,634,752 shares outstanding as of September 30, 2001. According to a Schedule 13D filed by all of the former NORIC shareholders, these shareholders and RGG Limited Partnership are members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act. The ownership shown for each selling shareholder does not include shares held by the other shareholders that the selling shareholder may be deemed to beneficially own for purposes of Section 13(d).

(2) RGG Limited Partnership is the transferee of shares of Pogo common stock acquired in the merger of NORIC into Pogo by three individual former shareholders of NORIC.

(3) Mr. Kerlin made charitable gifts of the shares currently held by Wave Hill Incorporated, Bank Street College of Education, Putney School and the Trustees of Columbia University.

(4) The total number of shares beneficially owned by the selling shareholders excludes 325,204 shares originally acquired by Mr. Kerlin in the merger that were transferred by him to a third party, which is not participating in this offering.

     Mr. Kerlin has agreed to provide 151,604 of the shares subject to the underwriters' over-allotment option, representing the over-allotment shares attributable to the shares being sold by Windward Oil & Gas Corporation, of which he is the sole stockholder, and by his charitable donees, Wave Hill Incorporated, Bank Street College of Education, Putney School and the Trustees of Columbia University. The balance of the shares subject to the over-allotment option will be provided by the remaining selling shareholders on a pro rata basis.

     In connection with the merger of NORIC into Pogo, the former NORIC shareholders provided us a letter of credit from a bank to indemnify us with respect to possible losses we could incur in connection with the merger. The letter of credit was obtained from the bank under a reimbursement agreement among the bank and a number of the selling shareholders. Henrietta Goelet and Robert S. Rich, as trustees of the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John

Goelet (the "1976 Trust") is one of the parties to the bank reimbursement agreement. The 1976 Trust pledged all of our shares owned by it to secure its obligations under the bank reimbursement agreement. All of the security interests created by the 1976 Trust's pledge of our shares that will be sold in this offering will be released prior to their sale.

     Under a shareholder reimbursement agreement, all of the former NORIC shareholders that are not parties to the bank reimbursement agreement are obligated to reimburse the former NORIC shareholders that are parties to the bank reimbursement agreement for a portion of any payments they are required to make to the bank. All 747,546 shares of our common stock currently owned by Gilbert Kerlin and 5,734 of the 14,355 shares of our common stock owned by Arthur Field have been pledged to secure their reimbursement obligations under the shareholder reimbursement agreement. All of the security interests created by Mr. Kerlin's and Mr. Field's pledges of our shares that will be sold in this offering will be released prior to their sale.

                                  UNDERWRITING

GENERAL

     The selling shareholders intend to offer the shares in the U.S. and Canada through the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling shareholders, the number of shares listed opposite their names below.

                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   3,834,790
Goldman, Sachs & Co.........................................   2,300,874
                                                               ---------
             Total..........................................   6,135,664
                                                               =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us and the selling shareholders that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.70 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and the proceeds before expenses to the selling shareholders. This information assumes either no exercise or full exercise by the underwriters of their overallotment options.

                                                    PER SHARE   WITHOUT OPTION   WITH OPTION
                                                    ---------   --------------   -----------
Public offering price.............................    $25.50     $156,459,432    $179,928,332
Underwriting discount.............................    $1.147       $7,037,607      $8,093,247
Proceeds, before expenses, to the selling
  shareholders....................................   $24.353     $149,421,825    $171,835,085

     The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by Pogo.

OVERALLOTMENT OPTION

     The selling shareholders have granted an option to the underwriters to purchase up to 920,349 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     The selling shareholders have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, during that time period, the selling shareholders have agreed, with exceptions, not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     In addition, we have agreed, with exceptions, not to issue or sell any common stock or securities convertible into or exchangeable or exercisable for common stock for 60 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment described above. Purchases of the common stock to stabilize its price or to reduce the short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

INTERNET DISTRIBUTION OF PROSPECTUS

     Each underwriter will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Each underwriter intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement and accompanying prospectus will be available on the Websites maintained by each underwriter. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on these Websites relating to this offering is not a part of this prospectus supplement and accompanying prospectus.

OTHER RELATIONSHIPS

     The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received and may receive customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering will be passed upon for us by Gerald A. Morton, Vice President-Law, Chief Regulatory Officer and Corporate Secretary of Pogo. Mr. Morton owns approximately 10,963 shares of Pogo's common stock directly and through Pogo's tax advantaged savings plan and owns options to purchase an aggregate of 65,000 shares of Pogo common stock, which are or become exercisable in periodic installments through August 1, 2004.

     Certain legal matters in connection with the offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas.

     Certain legal matters in connection with the offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

     The selling shareholders have been represented in this transaction by Shearman & Sterling, New York, New York. Two of the selling shareholders, Mr. Kerlin and Mr. Field, are retired partners of Shearman & Sterling. Mr. Kerlin is the sole stockholder of Windward Oil & Gas Corporation.

                                    EXPERTS

     The audited consolidated financial statements for each of Pogo and North Central Oil Corporation, incorporated by reference in this registration statement to the extent and for the periods referred to in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The estimates of Pogo's oil and gas reserves set forth incorporated by reference herein, and the related estimates set forth therein of discounted present values of estimated future net revenues therefrom, are extracted from the report of Ryder Scott Company, L.P. and incorporated by reference herein. The estimates of North Central Oil Corporation's oil and gas reserves incorporated by reference herein, and the related estimates of discounted present values of estimated future net reserves therefrom, are extracted from the report of Miller and Lents, Ltd. prepared for North Central Oil Corporation and are incorporated herein by reference to the information contained in our current report on Form 8-K filed on March 26, 2001.

PROSPECTUS

                         [POGO PRODUCING COMPANY LOGO]

                          5 GREENWAY PLAZA, SUITE 2700
                              HOUSTON, TEXAS 77046

                               12,615,816 SHARES

                                  COMMON STOCK

             The common stock trades on the New York Stock Exchange
                 and the Pacific Exchange under the symbol PPP.

                             ---------------------

     The selling shareholders named in this prospectus are offering all of the shares. The selling shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the common stock. Pogo will not receive any of the proceeds from the sale of the shares.

     The selling shareholders may offer and sell shares of our common stock from time to time at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE 2.

                             ---------------------

     Our common stock is listed on the New York Stock Exchange under the symbol "PPP." On September 10, 2001, the last reported sales price for our common stock on the New York Stock Exchange was $25.95 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is September 13, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
About Pogo Producing Company................................    1
Risk Factors................................................    2
Forward-Looking Statements..................................    8
Use of Proceeds.............................................    8
Selling Shareholders........................................    8
Trading Limitations and Restrictions........................   11
Plan of Distribution........................................   12
Legal Matters...............................................   13
Experts.....................................................   14
Where You Can Find More Information.........................   14

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. Using this process, the selling shareholders may offer the securities described in this prospectus in one or more offerings up to a total of 12,615,816 shares of common stock. This prospectus provides you with a general description of the common stock. Please carefully read this prospectus in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Pogo and the offered securities. That registration statement can be read at the SEC's web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                          ABOUT POGO PRODUCING COMPANY

     Pogo Producing Company is an independent oil and gas exploration and production company based in Houston, Texas. Incorporated in 1970, we have, in recent years, established a record of increasing our proven hydrocarbon reserves, principally through exploration, exploitation and development of our properties and the selective acquisition of additional interests in producing properties. Through a portfolio of domestic and international properties, we concentrate our efforts on a mix of both offshore and onshore opportunities that provide a balanced exposure to oil and natural gas production. In recent years, we have concentrated our efforts in selected areas where we believe that our expertise, competitive acreage position, or ability to quickly take advantage of new opportunities offer the possibility of relatively high rates of return. Domestically, we have an extensive Gulf of Mexico reserve and acreage position and we are also active in the Permian Basin of Southeast New Mexico and West Texas and in other areas of Texas and Louisiana. Internationally, through our subsidiary Thaipo Limited, we own an interest in the Block B8/32 concession license in the Gulf of Thailand. We also own interests in Hungary, and in the United Kingdom and Danish sectors of the North Sea. On March 14, 2001, we acquired North Central Oil Corporation ("North Central") for cash and stock through a merger of its parent company, NORIC Corporation, with and into Pogo. North Central's properties are concentrated in four core areas: South Texas, the Rocky Mountains, South Louisiana and the Texas Gulf Coast.

     You should consider carefully the information under the caption "Risk Factors."

     Our principal executive offices are located at the following address:

        Pogo Producing Company
        5 Greenway Plaza, Suite 2700
        Houston, Texas 77046
        (713) 297-5000 (telephone)
        (713) 297-5100 (facsimile)

     Additional information concerning Pogo and our subsidiaries, including North Central, is included in our reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                  RISK FACTORS

     Your investment in our common stock involves risks inherent in our business. The value of your investment may decrease. You should carefully consider the following Risk Factors and those in the accompanying prospectus supplement before deciding whether an investment in our common stock is suitable for you.

NATURAL GAS AND OIL PRICES FLUCTUATE WIDELY, AND LOW PRICES COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS.

     Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Oil and natural gas market prices have historically been seasonal, cyclical and volatile. The average prices that we currently receive for our production are higher than their historic average, but significantly lower than what we received in early 2001. A future drop in oil and/or gas prices, such as the decline that occurred in 1998, could have a material adverse effect on our cash flow and profitability. A sustained period of low prices could have a material adverse effect on our operations and financial condition. This could also result in a reduction in funds available under our bank credit agreement. Lower prices may also reduce the amount of natural gas and oil that we can economically produce.

     Among the factors that can cause oil and gas price fluctuation are:

     - the level of consumer product demand;

     - weather conditions;

     - domestic and foreign governmental regulations;

     - the price and availability of alternative fuels;

     - political conditions in natural gas and oil producing regions;

     - the domestic and foreign supply of natural gas and oil;

     - the price of foreign imports; and

     - overall economic conditions.

THE NATURAL GAS AND OIL BUSINESS INVOLVES MANY OPERATING RISKS THAT CAN CAUSE SUBSTANTIAL LOSSES OR HINDER MARKETING EFFORTS.

     Numerous risks affect our drilling activities, including the risk of drilling non-productive wells or dry holes. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is often uncertain. Also, our drilling operations could diminish or cease because of any of the following:

     - title problems;

     - weather conditions;

     - fires;

     - explosions;

     - blow-outs and surface cratering;

     - uncontrollable flows of underground natural gas, oil and formation water;

     - natural disasters;

     - pipe or cement failures;

     - casing collapses;

     - embedded oilfield drilling and service tools;

     - abnormally pressured formations;

     - environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

     - noncompliance with governmental requirements; or

     - shortages or delays in the delivery or availability of equipment or fabrication yards.

     Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties.

     Moreover, effective marketing of our natural gas production depends on a number of factors, such as the following:

     - existing market supply of and demand for natural gas;

     - the proximity of our reserves to pipelines;

     - the available capacity of such pipelines; and

     - government regulations.

     The marketing of oil and gas production similarly depends on the availability of pipelines and other transportation, processing and refining facilities, and the existence of adequate markets. As a result, even if hydrocarbons are discovered in commercial quantities, a substantial period of time may elapse before commercial production commences. If pipeline facilities in an area are insufficient, we may have to wait for the construction or expansion of pipeline capacity before we can market production from that area.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT DRILLING EQUIPMENT AND EXPERIENCED PERSONNEL TO CONDUCT OUR OPERATIONS.

     The recent increase in drilling activity throughout the world has increased the demand for drilling rigs, drilling vessels, supply boats and personnel experienced in the oil and gas industry in general, and the offshore oil and gas industry in particular. Recently we have experienced difficulty and delays in consistently obtaining services and equipment from vendors, obtaining drilling rigs and other equipment at favorable rates, and scheduling equipment fabrication at factories and fabrication yards. In addition, the costs of such services, equipment and personnel have recently risen significantly. No assurance can be given that such services, equipment and personnel will be available in a timely manner, or that operational and fabrication costs will not increase significantly.

OUR FOREIGN OPERATIONS SUBJECT US TO ADDITIONAL RISKS.

     Our ownership and operations in Thailand, Hungary, the North Sea and any other foreign areas where we do business are subject to the various risks inherent in foreign operations. These risks may include the following:

     - currency restrictions and exchange rate fluctuations;

     - loss of revenue, property and equipment due to expropriation, nationalization, war, insurrection and other political risks;

     - risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities, and quasi-governmental agencies;

     - changes in laws and policies governing operations of foreign-based companies; and

     - other uncertainties arising out of foreign government sovereignty, and inability to fund foreign operations from the United States.

United States laws and policies on foreign trade, taxation and investment may also adversely affect international operations. In addition, if a dispute arises from foreign operations, foreign courts may have exclusive jurisdiction over the dispute, or we may not be able to subject foreign persons to the jurisdiction of United States courts. We seek to manage these risks by concentrating our international operations in areas where we believe that the existing government is stable and favorably disposed towards United States oil and gas companies.

WE CANNOT CONTROL THE ACTIVITIES ON PROPERTIES WE DO NOT OPERATE; OPERATORS OF THOSE PROPERTIES MAY ACT IN WAYS THAT ARE NOT IN OUR BEST INTERESTS.

     Other companies operate a significant percentage of the oil and gas properties in which we have an interest. As a result, we have limited influence over operations on some of those properties or their associated costs. Our limited influence on non-operated properties could result in the following:

     - the operator may initiate exploration or development projects on a different schedule than we prefer;

     - the operator may propose to drill more wells or build more facilities on a project than we have funds for, which may mean that we cannot participate in those projects or share in a substantial share of the revenues from those projects; and

     - if the operator refuses to initiate an exploration or development project, we may not be able to pursue the project.

Any of these events could significantly affect our anticipated exploration and development activities and the economic value of those properties to us.

IF OUR PARTNERS HAVE LIQUIDITY AND CASH FLOW PROBLEMS, WE MAY HAVE DIFFICULTY FINANCING AND DEVELOPING OUR PROJECTS.

     If oil and gas prices were to decline significantly, some of our partners, particularly the smaller ones, may undergo liquidity and cash flow problems. These problems may lead to their attempting to delay or slow down the pace of drilling or project development to a point that we believe is detrimental to the project. In most cases, we have the ability to influence the pace of capital expenditures and field development through our joint operating agreements. In addition, some partners may be unwilling or unable to pay their share of the costs of projects as they become due. At worst, a partner may declare bankruptcy and refuse or be unable to pay its share of the costs of a project. We could then be required to pay that partner's share of the project costs.

MAINTAINING RESERVES AND REVENUES IN THE FUTURE DEPENDS ON SUCCESSFUL EXPLORATION AND DEVELOPMENT.

     We must continually acquire or explore for and develop new oil and natural gas reserves to replace those produced and sold. Our hydrocarbon reserves and revenues will decline if we are not successful in our drilling, acquisition or exploration activities. Although we have historically maintained our reserves base primarily through successful exploration and development operations, we cannot assure you that our future efforts will be similarly successful.

OUR OFFSHORE AND ONSHORE OPERATIONS ARE SUBJECT TO CASUALTY RISKS AGAINST WHICH WE CANNOT FULLY INSURE.

     Our operations are subject to inherent casualty risks such as blowouts, fires, explosions and marine hazards. If any such event occurred, we could be subject to substantial financial losses due to personal injury, property damage, environmental discharge, or suspension of operations. Because we are a relatively small oil and gas company, the impact on us of one of these events could be significant. Although we purchase customary insurance, we are not fully insured against all risks incident to our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our operations.

WE HAVE SUBSTANTIAL CAPITAL REQUIREMENTS.

     We require substantial capital to replace our reserves and generate sufficient cash flow to meet our financial obligations. If we cannot generate sufficient cash flow from operations or raise funds externally in the amounts and at the times needed, we may not be able to replace our reserves or meet our financial obligations. Our ongoing capital requirements consist primarily of the following items:

     - funding the remainder of our 2001 capital and exploration budget;

     - other allocations for acquisition, development, production, exploration and abandonment of oil and gas reserves; and

     - future dividend payments.

Our 2001 capital and exploration budget as established by our board of directors is $350 million (excluding purchased reserves and interest capitalized).

     We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

     - available cash and cash investments;

     - cash provided by operating activities;

     - funds available under our bank credit agreement and banker's acceptance agreement;

     - capital we believe we can raise through debt and equity offerings; and

     - asset sales.

     We believe the funds provided by these sources will be sufficient to meet the remainder of our 2001 cash requirements. However, the uncertainties and risks associated with future performance and revenues, as described in these Risk Factors, will ultimately determine our liquidity and ability to meet our anticipated capital requirements.

WE MAY NOT BE ABLE TO PROFITABLY MARKET AND SELL ALL OF THE PRODUCTION FROM OUR CONCESSION IN THAILAND.

     We may not be able to successfully and profitably process, transport and market all the oil and gas we find and produce on our concession in the Gulf of Thailand. Currently, the only buyer for the natural gas we produce is the Petroleum Authority of Thailand, which maintains a monopoly over gas transmission and distribution in Thailand. Our current gas contract with the Petroleum Authority limits us to delivering approximately 145 million cubic feet of gas per day. Due to an abundance of natural gas under contract to the Petroleum Authority, the Petroleum Authority has generally not taken significantly more than its contractual minimum. Although there are no direct contractual limitations on our ability to produce and market crude oil from our Thailand concession, because a significant portion of the oil we produce from our Thailand concession is associated with natural gas, limits on natural gas production could limit our oil production as well.

OUR GAS SALES AGREEMENT IN THAILAND REQUIRES US TO SELL A PORTION OF OUR THAILAND PRODUCTION AT A REDUCED PRICE IF WE DO NOT MEET OUR MINIMUM DELIVERY REQUIREMENTS.

     We are currently receiving the full contract price on our current production in Thailand. However, if we and our partners fail to deliver the minimum quantities under the gas sales agreement, the Petroleum

Authority has the right to reduce the purchase price on an equivalent amount of subsequent deliveries to 75% of the contract price.

ECONOMIC CONDITIONS IN SOUTHEAST ASIA CAN HURT OUR CASH FLOW.

     During 1997 and 1998, Southeast Asia in general, and the Kingdom of Thailand in particular, experienced severe economic difficulties. These problems included sharply reduced economic activity, illiquidity, highly volatile foreign currency exchange rates and unstable stock markets. Although Southeast Asian markets have recovered somewhat, they remain below their recent historic highs. Economic difficulties in Thailand and the volatility of the Thai Baht, Thailand's currency, against the U.S. dollar will continue to have a material impact on our Thailand operations and the prices we receive for our oil and gas production there.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON OUR RESERVE DATA BECAUSE THEY ARE ESTIMATES.

     No one can measure underground accumulations of oil and gas in an exact way. Projecting future production rates and the timing of development expenditures is also an uncertain process. Accuracy of reserve estimates depends on the quality of available data and on economic, engineering and geological interpretation and judgment. As a result, our reserve estimates often differ from the quantities of oil and gas we ultimately recover. To estimate economically recoverable reserves, we make various assumptions regarding future oil and gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from those assumptions could greatly affect our estimates of economically recoverable reserves and future net revenues.

     You should not assume that the present value of future net cash flows from our proved reserves included or incorporated by reference in this prospectus is the current value of our estimated natural gas and oil reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate.

WE FACE SIGNIFICANT COMPETITION, AND WE ARE SMALLER THAN MANY OF OUR
COMPETITORS.

     The oil and gas industry is highly competitive. We compete with major and independent natural gas and oil companies for corporate and property acquisitions. We also compete for the equipment and labor required to operate and develop properties. Many of our competitors have substantially greater financial and other resources than we do. As a result, those competitors may be better able to withstand sustained periods of unsuccessful drilling. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects, corporate acquisitions, and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects, make strategic corporate acquisitions, and to acquire additional properties in the future will depend on our ability to conduct operations and to evaluate and select suitable properties and transactions in this highly competitive environment. Moreover, the oil and gas industry itself competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers. Increased competition causing oversupply or depressed prices could greatly affect our operational revenues.

OUR COMPETITORS MAY USE SUPERIOR TECHNOLOGY.

     Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected. For example, marine seismic acquisition technology has been characterized by rapid technological advancements in recent years and further significant technological developments could substantially impair our 3-D seismic data's value.

WE ARE SUBJECT TO LEGAL LIMITATIONS THAT MAY ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

     We and our subsidiaries are subject to various foreign and domestic laws and regulations on taxation, exploration and development, and environmental and safety matters in countries where we own or operate properties. Many laws and regulations require drilling permits and govern the spacing of wells, the prevention of waste, rates of production and other matters. These statutes and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the total allowable production from successful wells, which could limit revenues.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL LIABILITIES.

     We could incur liability to governments or third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge oil or natural gas into the environment in any of the following ways:

     - from a well or drilling equipment at a drill site;

     - leakage from storage tanks, pipelines or other gathering and transportation facilities;

     - damage to oil or natural gas wells resulting from accidents during normal operations; and

     - blowouts, cratering or explosions.

Environmental discharges may move through soil to water supplies or adjoining properties, giving rise to additional liabilities. Some laws and regulations could impose liability for failure to notify the proper authorities of a discharge and other failures to comply with those laws. Environmental laws may also affect our costs to acquire properties. We do not believe that our environmental risks are materially different from those of comparable companies in the oil and gas industry. However, we cannot assure you that environmental laws will not, in the future, result in decreased production, substantially increased operational costs or other adverse effects to our combined operations and financial condition. Pollution and similar environmental risks generally are not fully insurable.

HEDGING TRANSACTIONS MAY NOT COMPLETELY MITIGATE DECLINES IN OIL AND GAS PRICES.

     We cannot predict future oil and gas prices with certainty. To reduce our exposure to price fluctuations, at times we enter into contracts to hedge against future market price changes on a portion of our production. Historically, we have not entered into hedging transactions exceeding 50 percent of our total oil and gas production on an energy equivalent basis for any given period. As of August 3, 2001, we had purchased options to sell 70 million cubic feet of natural gas production per day through December 2002. These contracts give us the right, but not the obligation, to sell natural gas at a sales price of $4.25 per Mcf through March 2002 and $4.00 per Mcf for the period from April 2002 through December 2002. These contracts are designed to guarantee us a minimum "floor" price for the contracted volumes of production without limiting our participation in price increases during the covered period.

                           FORWARD-LOOKING STATEMENTS

     Certain of the statements contained or incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. If a statement is not a statement of historical fact then it is a forward-looking statement. You can identify a forward-looking statement by our use of the words "anticipate," "estimate," "expect," "may," "believe," "objective," "projection," "forecast," "goal," and similar expressions. These forward-looking statements include our statements regarding the timing of future events, our anticipated future operations and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause Pogo's actual results to differ materially from our expectations in cautionary statements made in this prospectus and in other filings by Pogo with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to Pogo or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Pogo's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in or incorporated by reference in this prospectus. These factors include:

     - the cyclical nature of the oil and natural gas industries

     - our ability to successfully and profitably find and produce oil and gas

     - uncertainties associated with the United States and worldwide economies

     - current and potential governmental regulatory actions in countries where Pogo owns an interest

     - substantial competition from larger companies

     - Pogo's ability to implement cost reductions

     - operating interruptions (including leaks, explosions, fires, mechanical failure, unscheduled downtime, transportation interruptions, and spills and releases and other environmental risks)

     - fluctuations in foreign currency exchange rates in areas of the world where Pogo owns an interest, particularly Southeast Asia, and

     - covenant restrictions in Pogo's indebtedness.

Many of those factors are beyond Pogo's ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels.

     All subsequent written and oral forward-looking statements attributable to Pogo and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We will not receive any proceeds from sales of common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

     In March 2001, we completed the acquisition of North Central Oil Corporation through the merger of its parent company, NORIC Corporation, with and into Pogo. In connection with the merger, Pogo paid former shareholders of NORIC $344,711,000 in cash and issued them 12,615,816 shares of Pogo common stock covered by this prospectus.

     In a registration rights agreement we entered into with the selling shareholders in connection with the merger, we agreed that we would register for resale under the Securities Act of 1933 the 12,615,816 shares of common stock received by the selling shareholders in the merger. This prospectus covers the offer and sale of the shares of common stock by each of the selling shareholders set forth in the table below or their donees of 500 shares or less.

     In the registration rights agreement, we have agreed to indemnify the selling shareholders against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or any related prospectus or prospectus supplement, other than liabilities arising from information supplied by the selling shareholders for use in the registration statement, prospectus or supplement. Each selling shareholder, severally but not jointly, has agreed in the registration rights agreement to indemnify us against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement or any related prospectus or prospectus supplement to the extent that the misstatements or omissions were made in reliance upon written information furnished to us by the selling shareholder expressly for use in the registration statement, prospectus or supplement. The indemnification by any selling shareholder is limited to the proceeds received by that shareholder from the sale of shares of common stock under this prospectus. In the registration agreement, we also have agreed to pay the costs and fees of registering the shares of common stock covered by this prospectus, but the selling shareholders have agreed to pay underwriting discounts and commissions or brokerage commissions incurred in connection with the sale of the shares and fees and expenses of their counsel. Except for their ownership of shares of our common stock, the contractual relationships provided in the registration agreement and the transactions described above, the selling shareholders have held no position or office with Pogo and have had no material relationship with us or with any of our predecessors or affiliates within the past three years.

     The following table presents the name of each selling shareholder, the number of shares of common stock that each selling shareholder owns, the number of shares of common stock that may be offered for resale by each selling shareholder under this prospectus and the percent of outstanding shares of common stock each selling shareholder owned prior to this offering. Since the selling shareholders may sell all, some or none of their shares, no estimate can be made of the aggregate number of shares of common stock that will be sold or that will be owned by each selling shareholder upon completion of this offering. If a selling shareholder transfers more than 500 shares of common stock by gift, pledge or other non-sale transfer after the effective date of the registration statement of which this prospectus is a part, the donee, pledgee or transferee may make no offer or sale under this prospectus until such person has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. Subject to contractual restrictions on transfer in the registration rights agreement and a related standstill and voting agreement, we will supplement or amend this prospectus to include additional selling shareholders upon request and upon provision to us of all required information.

     We prepared this table based on information contained in public filings made by the selling shareholders named in this table or provided separately to us by such selling shareholders, and we have not sought to verify the information.

                                                                                      PERCENT OF
                                                                                      OUTSTANDING
                                                           NUMBER OF                 SHARES PRIOR
                                                             SHARES       SHARES        TO THIS
NAME OF SELLING SHAREHOLDER                                  OWNED       OFFERED      OFFERING(1)
---------------------------                                ----------   ----------   -------------
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees under Agreement dated August 26,
  1930 for the benefit of Beatrice G. Manice.............   1,778,554    1,778,554        3.32%
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees under Agreement dated July 27,
  1935 for the benefit of Beatrice G. Manice.............     571,678      571,678        1.07%

                                                                                      PERCENT OF
                                                                                      OUTSTANDING
                                                           NUMBER OF                 SHARES PRIOR
                                                             SHARES       SHARES        TO THIS
NAME OF SELLING SHAREHOLDER                                  OWNED       OFFERED      OFFERING(1)
---------------------------                                ----------   ----------   -------------
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees under the Will of Robert Walton
  Goelet for the benefit of Beatrice G. Manice...........     381,119      381,119           *
Alexandra C. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees under Agreement dated August 26,
  1930 for the benefit of Robert G. Goelet...............   1,778,554    1,778,554        3.32%
Alexandra C. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees under Agreement dated July 27,
  1935 for the benefit of Robert G. Goelet...............     571,678      571,678        1.07%
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees under the Will of Robert Walton
  Goelet for the benefit of Robert G. Goelet.............     571,678      571,678        1.07%
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees of the Trust under Agreement
  dated July 27, 1935 for the benefit of Francis
  Goelet.................................................     571,678      571,678        1.07%
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees of the Trust under Agreement
  dated December 18, 1931 for the benefit of John
  Goelet.................................................   1,333,915    1,333,915        2.49%
Henrietta Goelet and Robert S. Rich, as Trustees of the
  Trust under Agreement dated December 17, 1976 for the
  benefit of grandchildren of John Goelet................     444,638      444,638           *
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees of the Trust under Agreement
  dated July 27, 1935 for the benefit of John Goelet.....     571,678      571,678        1.07%
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees under the Will of Robert Walton
  Goelet for the benefit of John Goelet..................     476,398      476,398           *
RGG Limited Partnership(2)...............................     777,561      777,561        1.45%
John H. Manice...........................................      70,697       70,697           *
Robert G. Goelet, Philip Goelet and Edmond de La Haye
  Jousselin, as Trustees of the Trust dated September 4,
  1980, as amended, for the benefit of Anne de La Haye
  Jousselin..............................................      82,755       82,755           *
Robert G. Manice.........................................      29,499       29,499           *
Henry W. Manice..........................................       2,871        2,871           *
Emily P. Manice..........................................       2,871        2,871           *
Harriet W. Manice........................................       2,871        2,871           *
Amelia M. Berkowitz......................................      70,697       70,697           *
Pamela Manice............................................      80,602       80,602           *
Philip Goelet............................................     175,379      175,379           *
Christopher Goelet.......................................     170,642      170,642           *
Gilbert Kerlin...........................................   1,492,750    1,492,750        2.78%
Windward Oil & Gas Corporation...........................     590,698      590,698        1.10%

                                                                                      PERCENT OF
                                                                                      OUTSTANDING
                                                           NUMBER OF                 SHARES PRIOR
                                                             SHARES       SHARES        TO THIS
NAME OF SELLING SHAREHOLDER                                  OWNED       OFFERED      OFFERING(1)
---------------------------                                ----------   ----------   -------------
Arthur N. Field..........................................      14,355       14,355           *
                                                           ----------   ----------       -----
          Total..........................................  12,615,816   12,615,816       23.53%

---------------

(1) Based on shares outstanding as of August 2, 2001. According to a Schedule 13D filed by the selling shareholders, the selling shareholders are members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act. The ownership shown for each selling shareholder does not include shares held by the other shareholders that the selling shareholder may be deemed to beneficially own for purposes of Section 13(d). An asterisk indicates ownership of less than 1% of shares outstanding prior to the offering.

(2) RGG Limited Partnership is the transferee of shares of Pogo common stock acquired in the merger of NORIC Corporation into Pogo by three individual former shareholders of NORIC Corporation.

     The selling shareholders listed above and their permitted transferees under the terms of the registration rights agreement may sell up to all of the shares of the common stock shown above under the heading "Shares Offered" pursuant to this prospectus in one or more transactions from time to time as described below under "Plan of Distribution." Permitted transferees under the registration rights agreement may include affiliates of or successors in interest to the selling shareholders or persons or entities obtaining common stock from the selling shareholders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction. However, the selling shareholders are not obligated to sell any of the shares of common stock offered by this prospectus.

                      TRADING LIMITATIONS AND RESTRICTIONS

     Pogo entered into a registration rights agreement with the selling shareholders in connection with Pogo's acquisition of North Central. The following summary of that agreement and provisions of the related standstill and voting agreement is qualified by reference to those agreements itself, which are incorporated by reference into this document.

     Initial restriction on trading; registration of shares. The selling shareholders are generally prohibited from publicly selling any Pogo shares until September 11, 2001, which is 181 days after the effective date of the North Central acquisition. Pogo agreed to use its reasonable best efforts to register for resale the shares of common stock held by the selling shareholders by September 11, 2001. Pogo must also use its reasonable best efforts to keep the registration statement covering such resales effective until March 14, 2003.

     Sale of registered shares; Limitations on volume with respect to registered shares other than in underwritten public offerings. This prospectus may be used to sell the shares of the selling stockholders from time to time in open market and private transactions, subject to a limitation of 1,000,000 shares during any period of 90 consecutive days during the period that begins on September 11, 2001 and ends on September 10, 2002. In addition, until March 14, 2003 and for as long as the selling shareholders are considered "affiliates" of Pogo, they will also be subject to volume limitations under Rule 144 of the Securities Act of 1933.

     Underwritten public offerings; Limitations on volume with respect to registered shares. In addition to the shares that may be sold by the selling shareholders as discussed above, the selling shareholders may sell their shares in underwritten public offerings. The registration rights agreement provides for one underwritten public offering. At the discretion, and upon the request, of holders of at least 50% of the shares offered hereby, selling shareholders may sell not less than 4,000,000 shares nor more than 7,000,000 shares offered hereby as part of an underwritten public offering that results in a broad distribution of the selling shareholders' shares. Pogo has agreed to assist the selling shareholders and to pay its own expenses (but not the underwriter's discount, if any) in connection with such an offering. Additional information regarding any underwritten offering made at the request of the selling shareholders will be contained in a supplement to this prospectus. In addition to the one underwritten public offering that the selling shareholders may initiate, at the selling shareholders' request, Pogo has agreed to include the selling shareholders shares in any registration statement Pogo files for itself or for the account of any other shareholders. The selling shareholders' ability to "piggyback" on other public offerings is subject to the maximum number of shares which the managing underwriter of that offering considers appropriate, with registered shares to be allocated first to Pogo or the shareholders for whose account the offering is being conducted, and then to the selling shareholders requesting to participate in the offering.

     "Lock-up agreements." Each selling shareholder participating in an underwritten offering must enter into a customary lock-up agreement under which the seller agrees not to sell Pogo shares for a period up to 90 days after the closing of the relevant offering.

     Other agreements. The registration rights agreement also contains customary provisions relating to procedures for registration, blackout periods and indemnification.

                              PLAN OF DISTRIBUTION

     The selling shareholders have advised us that they may offer and sell the shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

     - through the New York Stock Exchange, the Pacific Exchange, or any other securities exchange that quotes the common stock;

     - in the over-the-counter market;

     - in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

     - in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

     - by pledge to secure debts and other obligations or on foreclosure of a pledge;

     - through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; or

     - in a combination of any of the above transactions.

     The selling shareholders also have advised us that the hedging transactions that may be entered into by the selling shareholders from time to time may include one or more of the following transactions, in which a selling shareholder may:

     - enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the common stock under this prospectus, in which case such broker-dealer or other person may use shares of common stock received from the selling shareholder to close out its short positions;

     - sell common stock short itself and redeliver shares offered by this prospectus to close out its short positions or to close out stock loans incurred in connection with their short positions;

     - enter into option or other types of transactions that require the selling shareholder to deliver common stock to a broker-dealer or any other person, who will then resell or transfer the common stock under this prospectus; or

     - loan or pledge the common stock to a broker-dealer or any other person, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares under this prospectus.

     The selling shareholders have advised us that they may use broker-dealers or other persons to sell their shares in transactions that may include one or more of the following:

     - a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

     - purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

Broker-dealers or other persons may receive discounts or commissions from the selling shareholders, or they may receive commissions from purchasers of shares for whom they acted as agents, or both. Broker-dealers or other persons engaged by the selling shareholders may allow other broker-dealers or other persons to participate in resales. The selling shareholders may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act of 1933. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus. A distribution of the common stock by the selling shareholders may also be effected through the issuance by the selling shareholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options.

     The selling shareholders have advised us that they may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices and that the transactions listed above may include cross or block transactions.

     The aggregate proceeds to the selling shareholders from the sale of the shares of common stock will be the purchase price of the shares less the aggregate agents' discounts or commissions, if any, and other expenses of the distribution not borne by us. The selling shareholders and any agent, broker or dealer that participates in sales of common stock offered by this prospectus may be deemed "underwriters" under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act of 1933. The selling shareholders have advised us that they may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act of 1933 from sales of common stock.

     Instead of selling common stock under this prospectus, the selling shareholders have advised us that they may sell common stock in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

     We have informed the selling shareholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock.

     The term "selling shareholders" also includes affiliates of and successors in interest to the selling shareholders and persons and entities who obtain common stock from selling shareholders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction, subject to the contractual restrictions on transfers in the registration rights agreement and standstill and voting agreement.

     Additional information related to the selling shareholders and the plan of distribution may be provided in one or more prospectus supplements.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Securities offered hereby will be passed upon for us by Gerald A. Morton, Vice President-Law and Corporate Secretary of Pogo. Mr. Morton owns approximately 10,963 shares of Pogo's common stock directly and through Pogo's tax advantaged savings plan and owns options to purchase an aggregate of 65,000 shares of Pogo common stock, which are or become exercisable in periodic installments through August 1, 2004.

                                    EXPERTS

     The audited consolidated financial statements for each of Pogo Producing Company and North Central Oil Corporation, incorporated by reference in this registration statement to the extent and for the periods referred to in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The estimates of Pogo Producing Company's oil and gas reserves set forth in our annual report on Form 10-K for the year ended December 31, 2000, and the related estimates set forth therein of discounted present values of estimated future net revenues therefrom, are extracted from the report of Ryder Scott Company, L.P. and incorporated by reference herein. The estimates of North Central Oil Corporation's oil and gas reserves, and the related estimates of discounted present values of estimated future net reserves therefrom, are extracted from the report of Miller and Lents, Ltd. prepared for North Central Oil Corporation and are incorporated by reference herein to the information contained in our current report on Form 8-K filed on March 26, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of these securities is completed:

     - Our annual report on Form 10-K for the year ended December 31, 2000

     - Our quarterly report on Form 10-Q for the quarter ended March 31, 2001

     - Our quarterly report on Form 10-Q for the quarter ended June 30, 2001

     - Our current report on Form 8-K filed on March 26, 2001

     - Our current report on Form 8-K filed on April 6, 2001

     - Our current report on Form 8-K filed on April 25, 2001

     - Our current report on Form 8-K filed on August 10, 2001

     - The description of our common stock contained in our Registration Statement on Form 8-A, as may be amended from time to time to update that description

     - The description of the rights associated with our common stock contained in our Registration Statement on Form 8-A, as may be amended from time to time to update that description

     You should rely only on the information incorporated by reference or set forth in this prospectus or any applicable prospectus supplement. Neither we, nor the selling shareholders, have authorized anyone else (including any salesman or broker) to provide you with different information. The selling shareholders are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or in any document incorporated by reference is accurate as of any date other than the dates on the front of those documents.

     You may request a copy of these filings at no cost by writing to or telephoning us at the following address:

        Pogo Producing Company
        Investor Relations
        5 Greenway Plaza, Suite 2700
        Houston, Texas 77046-0504
        Telephone: (713) 297-5000
        Facsimile: (713) 297-5100

                        COMMONLY USED OIL AND GAS TERMS

When describing natural gas:          Mcf              =   thousand cubic feet
                                      MMcf             =   million cubic feet
                                      Bcf              =   billion cubic feet
When describing oil:                  Bbl              =   barrel
                                      Mbbls            =   thousand barrels
When comparing natural gas to oil:    6 Mcf of gas     =   1 Bbl of oil (approximately, based
                                                           on energy content)
                                      BOE              =   barrel of oil equivalent
                                      Bcfe             =   billion cubic feet equivalent
                                      Mboe             =   thousand barrels of oil equivalent
Other commonly used oil and gas       NGLs             =   liquid hydrocarbons removed from
  terms:                                                   natural gas
                                      liquids          =   liquid hydrocarbons including oil,
                                                           condensate and NGLs

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                                6,135,664 SHARES

[POGO PRODUCING COMPANY LOGO]
                                POGO PRODUCING COMPANY

                                  COMMON STOCK

                  --------------------------------------------

                             PROSPECTUS SUPPLEMENT

                  --------------------------------------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                                NOVEMBER 1, 2001

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